OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

THE COMPANY

1.   Name of issuer: White Fox Ventures, Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Frank Igwealor
Dates of Board Service:	6/30/2021 - Present
Principal Occupation:	Accountant - Managing Partner
Employer:	Goldstein Franklin, Inc.
Dates of Service:	04/12/2012 - Present
Employer's principal business:	CPA Firm - public accounting

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position:	President, Secretary, Treasurer and Director
Dates of Service:	8/31/2021 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Video River Networks Inc.
Employer's principal business:	Technology firm intending to operate and manage a portfolio of Electric Vehicles, Artificial Intelligence, Machine Learning and Robotics assets.
Title:	Chairman, Director and Chief Executive and Financial Officer
Dates of Service:	October 2019 to present
Responsibilities:	Management
Employer:	Givemepower Corp.
Employer's principal business:	GiveMePower Corporation operates and manages a portfolio of real estate and financial services assets and operations to empower black persons in the United States through financial tools and resources.
Title:	Chairman, Director and Chief Executive and Principal Financial Officer

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

	# Of Units	Total Proceeds	Net Proceeds
1,000 Units of SAFE at $10 per Unit			
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

Dates of Service:	December 2019 to present
Responsibilities:	Strategic leadership
Employer:	Goldstein Franklin, Inc.
Employer's principal business:	CPA Firm - public accounting
Title:	Managing Partner / Accountant
Dates of Service:	04/12/2012 - Present
Responsibilities:	Management and Accountant
For additional positions currently held by Frank Igwealor, see Exhibit A of this document	

OFFICERS OF THE COMPANY

5.　　Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Frank Igwealor
Title:	President CEO
Dates of Service:	8/31/2021 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Video River Networks Inc.
Employer's principal business:	Technology firm intending to operate and manage a portfolio of Electric Vehicles, Artificial Intelligence, Machine Learning and Robotics assets.

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

Title:	Chairman, Director and Chief Executive and Financial Officer
Dates of Service:	October 2019 to present

Responsibilities:	Management
Employer:	Givemepower Corp.
Employer's principal business:	GiveMePower Corporation operates and manages a portfolio of real estate and financial services assets and operations to empower black persons in the United States through financial tools and resources.
Title:	Chairman, Director and Chief Executive and Principal Financial Officer
Dates of Service:	December 2019 to present
Responsibilities:	Strategic leadership
Employer:	Goldstein Franklin, Inc.
Employer's principal business:	CPA Firm - public accounting
Title:	Managing Partner / Accountant
Dates of Service:	04/12/2012 - Present
Responsibilities:	Management and Accountant
For additional positions currently held by Frank Igwealor, see Exhibit A of this document	

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Frank I Igwealor	Common Stock, 100,000,000 2022 Series A Preferred Stock, 5	**97.42%**

.

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

White Fox seeks to create a portfolio of residential and commercial properties with EV-charge-points. The company will achieve its goal by acquiring existing properties and retrofitting them with EV-Charge-Points that will be available and open to all EV-drivers allowing them to recharge at affordable fees.

White Fox Capital, Inc., a Nevada corporation, incorporated on June 02, 2006, originally as Celtic Capital, Inc. until October 22, 2008 when the name changed to Entertainment Education Arts, Inc. On June 10, 2010, the Company changed its name again to DNA Precious Metals, Inc. On March 6, 2015, the Company again changed its name to Breathe eCigs. Corp., until May 23, 2016 when it changed its name again to White Fox Ventures, Inc. The Company is listed on the OTC Expert Markets under the trading symbol AWAW.

The Company used to operate an online educational business that teaches its students or members the art of making money and self improving methods for a better life. The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2017 to 2022 which resulted in its Nevada charter being revoked. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act.

On June 6, 2022, Alpharidge Capital, LLC, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on July 22, 2022. The Company's Nevada charter was reinstated on August 30, 2022, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The custodian was not able to recover any of the Company's accounting records from previous management but was able to get the shareholder information hence the Company's outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for fiscal year ended 2022 and 2021.

On August 30, 2022, pursuant to a Securities Purchase Agreement (SPA) the Custodian designated and granted to Alpharidge LLC. (Alpharidge), 5 shares of the 2022 Series A preferred shares (convertible at 1 into 200,000,000 common shares, and the converted shares have 1/1 voting rights similar to all common stock) in exchange for $3,800 which the Company used to fund the reinstatement of the Company with the State of Nevada. Alpharidge also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On August 30, 2022, the Custodian appointed Frank I Igwealor, as the Company's Chairman, President, CEO, secretary, treasurer and director.

The purchaser of the 5 Series A preferred shares has control of the Company through super voting rights over all classes of stock and the 5 Series A preferred shares are convertible into 1,000,000,000 (5 Series A preferred shares multiplied by 200,000,000) shares of the Company's common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

The company is currently engaged with a forensic asset recovery consultant to help recover the assets of the company from previous management to make shareholders whole again. Management hopes to recover Company assets sufficient to allow the Company to return to its former telecommunications business and to profitability.

Having revived the Company's charter and re-mapped its business plan, the Company alongside a group of entrepreneurs seeks to launch its new business operations as discussed below:

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox seeks to create a portfolio of residential and commercial properties with EV-charge-points across Los Angeles County, California. The company will achieve its goal by acquiring existing properties and retrofitting them with EV-Charge-Points that will be available and open to all EV-drivers allowing them to recharge at affordable fees.

White Fox intends to be both a landlord and also a provider of charging solutions, incorporating into its portfolio of residential and commercial properties, the infrastructures and tools needed to expedite the mass adoption of electric vehicles for individual drivers, rideshare and commercial fleets, and businesses. White Fox wants to become a crucial player in the clean transportation future and its portfolio of residential and commercial properties would retrofitted and designed to be powered by mostly renewable energy. White Fox plans to start with a charging network of approximately 150 fast charging points over 10 metropolitan areas and 4 states, starting with Los Angeles, California.

Furthermore, White Fox also plans to accelerate transportation electrification in Los Angeles County through partnerships with other landlords, automakers, fleet and rideshare operators, retail hosts such as grocery stores, shopping centers, and gas stations, policy leaders, and other organizations. With it fast-charge network, good software products and unique service offerings for drivers and partners, White Fox hopes to enables a world-class charging experience where drivers live, work, travel and play.

EV-Charging Infrastructure Needs in Los Angeles.

Los Angeles has a goal for 25% zero-emission vehicle stock by 2025 and 80% by 2035. Home charging remains a critical component in the infrastructure network. Most electric vehicle charging is likely to continue at home, where it is less expensive and more convenient than public options. Los Angeles will need approximately 536,000 home chargers by 2030 to accommodate roughly 1.3 million electric vehicles. These home chargers will make up 90% of the total charger needs and account for 60% of the total electric vehicle energy demand. Los Angeles plans provide more access to home charging for its residents by continuing and expanding current programs. Stronger EV-ready building codes, incentives for home and multi-unit dwelling chargers, and strategic and targeted deployment of curbside and streetlight chargers in residential areas can facilitate adequate and equitable home charging access.

One of Los Angeles county's biggest challenges is ensuring chargers are accessible in multifamily communities. White Fox is keying into this strategic plan of the County and City to achieve 25% zero-emission vehicle stock by 2025 and 80% by 2035. The company intends to focus on deploying EV-Charging infrastructure at these properties is crucial for easing drivers' charging anxiety and meeting California's electrification goals.

White Fox is assured of demand for our services because studies showed that these day across Los Angeles and other neighboring Counties, landlords of apartments, hotels, office buildings and other commercial properties are rushing to avoid similar trouble. And owners of convenience stores, fast food chains, movie theaters and big box retailers are hoping to cash in on EV chargers to lure customers with time to kill as they fill up.

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

	# Of Units	Total Proceeds	Net Proceeds
1,000 Units of SAFE at $10 per Unit			
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$92,000**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Any valuation of the Company at this stage is difficult to assess. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Valuation Accuracy is based on our best efforts. The valuation methods used may be commonly used methods used in valuing companies, however, the accuracy of any valuation is only as accurate and reliable as the information used in the calculation of that valuation. The company has made all best-faith efforts to ensure the accuracy and credibility of information provided in the creation of the valuation and any projections or forecasts used therein, however, even our best effort may leave a margin of error, and we cannot guarantee the accuracy of the valuation. Future valuations of the company may come in at drastically different values, which have the potential to effect the value of investments.

Understanding valuation methodologies. The results of the valuation created for this offering are based on our best understanding of the methods used to create the valuation. Despite our best efforts, it is possible that we did not properly understand every individual piece of data used in the calculation of the valuation. If we had had a better understanding of the underlying formulas used to calculate each valuation method, we may have input different data into the valuation tool and the resulting valuation may have been minimally or drastically different than the valuation presented herein. If we use a different valuation method in the future, the resulting valuation may be drastically different, which may result in the securities sold herein being valued at a potentially drastically different value.

Weights of different valuation methods. In our valuation we utilized a "weighted average" of 5 different valuation methods. The weight attributed to each of the valuation methods was made at our discretion, and the resulting valuation could be significantly different had the weight distribution been allocated differently. The Company made a best-faith effort in its judgment in determining the weight distribution, however, even our best effort may leave a margin of error and other parties may have used a different distribution, and we cannot guarantee the accuracy of the valuation. Future valuations of the company may come in at drastically different values, which have the potential to effect the value of investments.

No Independent Third-Party was consulted for the Valuation. While the company did use a third-party service to calculate the valuation, no independent third-party expert in valuing companies was consulted in the creation of the data input into the valuation service. Had we consulted with an independent third-party expert in valuing companies, their advice may have let to a significant difference in the resulting valuation of the Company, such advice may have included, but is not limited to: different approaches, a different third-party services, different valuation methods, different weights to the valuation methods, or changes to our projections/forecasts.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other

FP: truCrowd

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
	1,000 Units of SAFE at $10 per Unit		
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
- Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

Risks Relating to Our Company

Our financial condition and results of operations will fluctuate from quarter to quarter, which makes them difficult to predict and they may not fully reflect the underlying performance of our business.

Our quarterly results of operations have fluctuated in the past and will fluctuate in the future, both based on the seasonality of our business as well as external factors impacting the global economy, our industry and our company. Additionally, the current scale of our business makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly results of operations as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving market segments. Our financial condition and results of operations in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

Our business is affected by seasonal demands, and our quarterly operations results fluctuate as a result.

- our ability to maintain and grow our user base and user engagement;
- our ability to retain and grow our developer base and encourage them to continue developing experiences on our platform;
- the level of demand for our platform;
- the development and introduction of new or redesigned features on our platform or our competitors' platforms;
- seasonal fluctuations in user engagement on our platform;
- our pricing model;
- increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;
- our ability to successfully expand internationally and penetrate key demographics;
- our ability to maintain operating margins, cash used in operating activities, and free cash flow;
- system failures or actual or perceived breaches of security or privacy, and the costs associated with such failures, breaches and remediations;
- inaccessibility of our platform, or certain features within our platform, due to third-party actions;
- increase in stock-based compensation expense (including with respect to the Founder and CEO Long-Term Performance Award described herein);
- our ability to effectively incentivize our workforce and developers;
- adverse litigation judgments, settlements, or other litigation and dispute-related costs;
- changes in the legislative or regulatory environment, including with respect to privacy and data protection, consumer protection, and user-uploaded content, or enforcement by government regulators, including fines, orders, or consent decrees;
- fluctuations in currency exchange rates and changes in the proportion of our revenue, bookings and expenses denominated in foreign currencies;
- fluctuations in the market values of our portfolio investments and interest rates or impairments of any assets on our balance sheet;

- changes in our effective tax rate;
- changes in accounting standards, policies, guidance, interpretations, or principles; and
- changes in domestic and global business or macroeconomic conditions.

Historically our business has been highly seasonal, with the highest percentage of our sales occurring in the fourth quarter when holidays permit our users to spend increased time on our platform, and we expect this trend to continue. We may also experience fluctuations due to factors that may be outside of our control that affect user or developer and creator engagement with our platform. For example, we have also seen an increase in activity on our platform as a result of shelter-in-place policies instituted in response to the COVID-19 pandemic, and we do not expect these activity levels to be sustained. Additionally, activity levels may further decrease, including below historic levels as the full impacts of the pandemic, including the rollout of the COVID-19 vaccine on society and the global economy, become clearer. We also seek to further develop the live experiences available on our platform, such as virtual concerts, classrooms, meetings, and conferences, and to offer commercial partners with branding opportunities in conjunction with key events, such as a product launch. These

FP: truCrowd

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
1,000 Units of SAFE at $10 per Unit			
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

episodic experiences may also contribute to fluctuations in our quarterly results of operations. As our business matures, other seasonal trends may develop or these existing seasonal trends may become more extreme.

We are controlled by our officer, director and a majority shareholder. Frank Igwealor holds a majority of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

• **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in the value of your investment in the company, as later stage investors may get more favorable terms.

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early-stage companies.

As a new company we have a limited operating history.

The Company was organized in Nevada. We have a limited operating history in online educational industry upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

- acquire properties or leases

- explore opportunities and alliances with other landlords; and

- facilitate business arrangements.

Our success is dependent on our key personnel.

We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

We may not effectively manage growth.

The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations.

In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows.

Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.


Risks Relating to Our Operation and Properties.


There are inherent risks associated with real estate investments and with the real estate industry, each of which could have an adverse impact on our financial performance and the value of our properties.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Our financial performance and the value of our properties can be affected by many of these factors, including the following:

- adverse changes in financial conditions of buyers, sellers and tenants of our properties, including bankruptcies, financial difficulties or lease defaults by our tenants;

- the national, regional and local economy, which may be negatively impacted by concerns about inflation, government deficits or government budgets, unemployment rates, decreased consumer confidence, industry slowdowns, reduced corporate profits, liquidity concerns in our markets and other adverse business concerns;

- local real estate conditions, such as an oversupply of, or a reduction in, demand for office space and the availability and creditworthiness of current and prospective tenants;

- vacancies or ability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options;

- changes in operating costs and expenses, including, without limitation, increasing labor and material costs, insurance costs, energy prices, environmental restrictions, real estate taxes and costs of compliance with laws, regulations and government policies, which we may be restricted from passing on to our tenants;

FP: truCrowd

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
1,000 Units of SAFE at $10 per Unit			
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

- fluctuations in interest rates, which could adversely affect our ability, or the ability of buyers and tenants of our properties, to obtain financing on favorable terms or at all, or impact the market price of our properties we own or target for investment;

- competition from other real estate investors with significant capital, including other real estate operating companies;

- inability to refinance our indebtedness, which could result in a default on our obligation and trigger cross default provisions that could result in a default on other indebtedness;

- the convenience and quality of competing office properties;

- inability to collect rent from tenants;

- our ability to secure adequate insurance;

- our ability to secure adequate management services and to maintain our properties;

- changes in, and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning, immigration and tax laws, government fiscal, monetary and trade policies and the Americans with Disabilities Act of 1990 (the "ADA"); and

- civil unrest, acts of war, cyber attacks, terrorist attacks and natural disasters, including earthquakes, wind damage and floods, which may result in uninsured and underinsured losses.

In addition, because the yields available from equity investments in real estate depend in large part on the amount of rental income earned, as well as property operating expenses and other costs incurred, a period of economic slowdown or recession, or declining demand for real estate, or the public perception that any of these

We may be unable to complete acquisitions and, even if acquisitions are completed, we may fail to successfully operate acquired properties.

Our business plan includes, among other things, growth through identifying suitable acquisition opportunities, consummating acquisitions and leasing such properties. We will evaluate the market of available properties and may acquire properties when we believe strategic opportunities exist. Our ability to acquire properties on favorable terms and successfully develop or operate them is subject to, among others, the following risks:

- we may be unable to acquire a desired property because of competition from other real estate investors with substantial capital;

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

- even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price;

- even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;

- we may incur significant costs in connection with evaluation and negotiation of potential acquisitions, including acquisitions that we are subsequently unable to complete;

- we may acquire properties that are not initially accretive to our results upon acquisition, and we may not successfully lease those properties to meet our expectations;

- we may be unable to finance the acquisition on favorable terms in the time period we desire, or at all;

- even if we are able to finance the acquisition, our cash flows may be insufficient to meet our required principal and interest payments;

- we may spend more than budgeted to make necessary improvements or renovations to acquired properties;

- we may be unable to quickly and efficiently integrate new acquisitions, particularly the acquisition of portfolios of properties, into our existing operations; market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and

- we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities for clean-up of undisclosed environmental contamination, claims by tenants or other persons dealing with former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

Acquired properties may be located in new markets where we may face risks associated with investing in an unfamiliar market.

We may acquire properties in markets that are new to us. When we acquire properties located in new markets, we may face risks associated with a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and permitting procedures. We work to mitigate such risks through extensive diligence and research and associations with experienced service providers. However, there can be no guarantee that all such risks will be eliminated.

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

We may be limited in our ability to diversify our investments making us more vulnerable economically than if our investments were diversified.

Our ability to diversify our portfolio may be limited both as to the number of investments owned and the geographic regions in which our investments are located. While we seek to diversify our portfolio by geographic location, we focus on our specified target markets that we believe offer the opportunity for attractive returns and, accordingly, our actual investments may result in concentrations in a limited number of geographic regions. As a result, there is an increased likelihood that the performance of any single property, or the economic performance of a particular region in which our properties are located, could materially affect our operating results.

We may acquire properties with lock-out provisions, or agree to such provisions in connection with obtaining financing, which may prohibit us from selling or refinancing a property during the lock-out period.

We may acquire properties in exchange for common units and agree to restrictions on sales or refinancing, called "lock-out" provisions, which are intended to preserve favorable tax treatment for the owners of such properties who sell them to us. In addition, we may agree to lock-out provisions in connection with obtaining financing for the acquisition of properties. Lock-out provisions could materially restrict us from selling, otherwise disposing of or refinancing properties. These restrictions could affect our ability to turn our investments into cash and thus affect cash available for distributions to our stockholders. Lock-out provisions could impair our ability to take actions during the lock-out period that would otherwise be in the best interests of our stockholders and, therefore, could adversely impact the market value of our common stock. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

The real estate investments made, and to be made, by us are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more properties is subject to weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located.

If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.

If we decide to sell any of our properties, we intend to use commercially reasonable efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. If we provide financing to purchasers, we will bear the risk of default by the purchasers which would reduce the value of our assets, impair our ability to make distributions to our stockholders and reduce the price of our common stock.

We may be unable to collect balances due on our leases from any tenants in bankruptcy, which could adversely affect our cash flow and the amount of cash available for distribution to our stockholders. The bankruptcy or insolvency of one or more of our tenants may adversely affect the income produced by our properties. We cannot assure you that any tenant that files for bankruptcy protection will continue to pay us rent. If a tenant files for bankruptcy, any or all of the tenant's or a guarantor of a tenant's lease obligations could be subject to a bankruptcy proceeding pursuant to Chapter 11 or Chapter 7 of the U.S. Bankruptcy Code. Such a bankruptcy filing would impose an automatic stay barring all efforts by us to collect pre-bankruptcy rents from these entities or their properties, unless we receive an order from the bankruptcy court lifting the automatic stay to permit us to pursue collections. A tenant or lease guarantor bankruptcy could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude collection of these sums. If a lease is rejected by a tenant in bankruptcy, we would only have a general unsecured claim for damages. This claim could be paid only in the event funds were available and then only in the same percentage as that realized on other unsecured claims. Our claim would be capped at the rent reserved under the lease, without acceleration, for the greater of one

FP: **truCrowd**

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
	1,000 Units of SAFE at $10 per Unit		
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$92,000**

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

year or 15% of the remaining term of the lease, but not greater than three years, plus rent already due but unpaid. Therefore, if a lease is rejected, it is possible that we would not receive payment from the tenant or that we would receive substantially less than the full value of any unsecured claims we hold, which would result in a reduction in our rental income, cash flow and the amount of cash available for distribution to our stockholders.

We may face additional risks and costs associated with owning properties occupied by government tenants, which could negatively impact our cash flows and results of operations. We may put some of our residential properties into government approved/sponsored affordable housing schemes. Some of our leases with government tenants may be subject to statutory or contractual rights of termination by the tenants, which will allow them to vacate the leased premises before the stated terms of the leases expire with little or no liability. For fiscal policy reasons, security concerns or other reasons, some or all of our government tenants may decide to vacate our properties. If a significant number of such vacancies occur, our rental income may materially decline, our cash flow and results of operations could be adversely affected and our ability to pay regular distributions to you may be jeopardized.

Our government tenants may also be subject to discretionary funding from the federal government. Federal government programs are subject to annual congressional budget authorization and appropriation processes. For many programs, Congress appropriates funds on a fiscal year basis even though the program performance period may extend over several years. Laws and plans adopted by the federal government relating to, along with pressures on and uncertainty surrounding the federal budget, potential changes in priorities and spending levels, sequestration, the appropriations process, use of continuing resolutions (with restrictions, e.g., on new starts) and the permissible federal debt limit, could adversely affect the funding for our government tenants. The budget environment and uncertainty surrounding the appropriations processes remain significant long-term risks as budget cuts could adversely affect the viability of our government tenants.

Compliance with the Americans with Disabilities Act and similar laws may require us to make significant unanticipated expenditures. All of our properties and any future properties that we acquire are and will be required to comply with the ADA. The ADA requires that all public accommodations must meet federal requirements related to access and use by disabled persons. For those projects receiving federal funds, the Rehabilitation Act of 1973 (the "RA") also has requirements regarding disabled access. Although we believe that our properties are substantially in compliance with the present requirements, we may incur unanticipated expenses to comply with the ADA, the RA and other applicable legislation in connection with the ongoing operation or redevelopment of our properties. These and other federal, state and local laws may require modifications to our properties, or affect renovations of our properties. Non-compliance with these laws could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures.

Our property taxes could increase due to property tax rate changes or reassessment, which may adversely impact our cash flows. We will be required to pay some state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes that we pay in the future may increase substantially. In addition, the real property taxes on Cherry Creek are reduced due to having a government user as its largest tenant and loss of such tenant would increase the amount of property taxes. If the property taxes that we pay increase, our cash flow could be impacted, and our ability to pay expected distributions to our stockholders may be adversely affected.


Risks Relating to Our Securities


These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "AWAW" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker- dealer makes a special written determination that the penny stock is a suitable investment for the purchaser and receives the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities.

The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2-11 under the Exchange Act ("Rule 15c2-11," the "Amended Rule 15c2-11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-11, shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit			
# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

THE OFFERING

9. What is the purpose of this offering?
    White Fox intends to use the fund to start creating a portfolio of residential and commercial properties with EV-charge-points in Los Angeles County. The company will achieve its goal by acquiring existing properties and retrofitting them with EV-Charge-Points that will be available and open to all EV-drivers allowing them to recharge at affordable fees.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$100,000.00**
Less: Portal Success Fee of 8%	$800.00	$8,000.00
Net Proceeds	**$9,200.00**	**$92,000.00**
Use of Net Proceeds		
Marketing	$1,200.00	$32,000.00
Legal	$1,000.00	$5,000.00
Accounting	$2,000.00	$10,000.00
Platform	$5,000.00	$10,000,00
Other Operating Expenses		$2,000.00
General Operating Capital		$43,000.00
Total Use of Net Proceeds	**$9,200.0**	**$92,000.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors. The Company has discretion to alter the use of proceeds as set forth above under the following circumstances: At the issuer's discretion, we may amend or deviate from the above use of proceeds in response to unforeseen developments, in order to engage in new opportunities as they become available, or otherwise in order to act or react to situations or opportunities that were otherwise unavailable or not considered prior to the raise that the management believes to be in the best interest of the company. Finally, in response to any unforeseen act of government or nature that might arise.

11. How will the issuer complete the transaction and deliver securities to the investors?

    The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

    NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

    The intermediary will notify investors when the target offering amount has been met.

    If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such

FP: truCrowd

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
	1,000 Units of SAFE at $10 per Unit		
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to the investor(s).

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Principal Protected Simple Agreements for Future Equity ("SAFE Notes"), is convertible into common stock at a price which is a 25% discount from the average volume weighted closing price (VWAP) of the stock for the previous five trading days. The SAFE Notes does not carry any interest rates, no voting rights, and no dividends.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
	1,000 Units of SAFE at $10 per Unit		
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
Preferred Stock	10,000,000	5	Yes ☑☐ No ☐	Yes ☑☐ No ☑☐
				Specify:
Common Stock:				
Common Stock	190,000,000	183,604,959	Yes ☑☐ No ☑☐	Yes ☑☐ No ☑☐
				Specify:

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   As the holder(s) of a majority of the voting rights in the company, our majority shareholder(s) may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   Arbitrarily

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

   The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The following are related party transactions involving our President and CEO:

(a) On August 30, 2022, pursuant to a Securities Purchase Agreement (SPA) the Custodian designated and granted to Alpharidge LLC. (Alpharidge), 5 shares of the 2022 Series A preferred shares (convertible at 1 into 200,000,000 common shares, and controls 60% 0f all votes) in exchange for $3,800 which the Company used to fund the reinstatement of the Company with the State of Nevada. Alpharidge Capital LLC is controlled by our President and CEO; and

(b) Since July 22, 2022 when the company's business plan was revived, our President and CEO has made interest-free loans to us totalling $30,550 to help us to fund operating expenses.

FP: **truCrowd**

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Frank I Igwealor	30,550	0.00%	12/31/2027	N/A

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Description	Total $ involved	Related Person Involved	Related person's relationship to the Issuer	Related Person's Benefits or Compensation from the transaction/agreement	Issuer's Benefits or Compensation from the transaction/ agreement
Purchase of Preferred Shares	$3,800	Frank I Igwealor	President and CEO	Ownership of 5 preferred stocks	$3,800 to pay the State of Nevada for Charter Reinstatement
Loan to Company to finance operation	$30,500	Frank I Igwealor	President and CEO	None (Non-interest bearing loan)	Interest-free operating capital

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes   ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

To date, the company has been funded by loans from its officers and director. We currently have $3,650 in cash, no revenues, roughly $3,650 in assets, consisting of the $3,650 in cash, and $30,550 in debt to our officer and director. Once the issuer is able to raise the capital envisaged in this offering, it will be in position to implement its business plan of creating a portfolio of residential and commercial properties with EV-charge-points across Los Angeles County.

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

White Fox Ventures, Inc.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

F-1

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash	$3,650	
Prepaid expenses	-	
TOTAL ASSETS	$3,650	
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Long Term Liabilities	30,550	
Total Liabilities	30,550	
Stockholders' deficit:		
Preferred stock, $.001 par value, 10,000,000 shares authorized, 5 shares issued and outstanding.	-	
Common Stock, $0.001 par value, 90,000,000 shares authorized, 25,295,000 issued and outstanding as at December 31, 2022 and 2021 respectively.	183,605	69,181
Additional Paid-in Capital	10,311,255	10,425,679
Accumulated Deficits	-10,521,760	-10,494,860
Total Equity	-26,900	0
TOTAL LIABILITIES & EQUITY	$3,650	

The accompanying notes are an integral part of these financial statements.

F-2

FP: **truCrowd**

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,

	2022	2021
Ordinary Income/Expense		
Revenue	$	$ -
Gross Profit		-
Operating Expense		-
Business Licenses & Permits	3,800	
Edgar Filings	100	-
Legal Fees	10,000	-
Stock Transfer Agents	10,000	-
Professional Fees - Other	3,000	
Total Professi	23,100	
Total operating expenses	26,900	-
Operating Loss	(26,900)	
NET COMPREHENSIVE LOSS	(26,900)	$ -
BASIC AND DILUTED LOSS PER SHARE:		
Net loss per common share - basic and diluted	$ ($0.002)	$ -
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:		
Basic	183,604,959	69,181,240

The accompanying notes are an integral part of these financial statements.

F-3

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	# of Shares	Amount	# of Shares	Amount	Capital	Deficit	TOTAL
Balance - January 31, 2018			69,181,240	69,181	10,425,679	(10,494,860)	-
Net Income(Loss) - December 31, 2018							-
Balance - December 31, 2018			69,181,240	69,181	10,425,679	(10,494,860)	-
Balance - January 31, 2019			69,181,240	69,181	10,425,679	(10,494,860)	-
Net Income(Loss) - December 31, 2019			-	-	-		-
Balance - December 31, 2019			69,181,240	69,181	10,425,679	(10,494,860)	-
Balance - December 31, 2020			69,181,240	69,181	10,425,679	(10,494,860)	-
Balance - December 31, 2021			69,181,240	69,181	10,425,679	(10,494,860)	-
Shares issuance	5		114,423,719	114,424	(114,425)		
Net Income(Loss) - December 31, 2022			-			(26,900)	(26,900)
Balance - December 31, 2022	5		183,604,959	183,605	10,311,255	(10,521,760)	(26,900)

The accompanying notes are an integral part of these financial statements.

F-4

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

	# Of Units	Total Proceeds	Net Proceeds
	1,000 Units of SAFE at $10 per Unit		
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Year Ended December 31,	
	2022	2021
Cash Flows from Operating Activities:		
Net income(loss)	$ (26,900)	$ -
Adjustments to reconcile net income(loss) to net cash used in operating activities	-	-
Depreciation and amortization	-	-
Loss on disposed fixed assets	-	-
Changes in operating assets and liabilities	-	-
Net Cash Used In Operating Activities	(26,900)	-
Cash Flows from Investing Activities:	-	-
Purchases of property and equipment	-	-
Acquisition of assets	-	-
Net Cash Provided By Investing Activities	-	-
Cash Flows from Financing Activities:		
Proceeds from issuance of common stock	-	-
Proceeds from issuance of warrants	-	-
Proceeds from issuance of beneficial conversion feature	-	-
Proceeds from issuance of long-term debt	-	-
Proceeds from note payable	30,550	
Net Cash Provided By Financing Activities	30,550	
Foreign Currency Translation		
Net Change in Cash	3,650	-
Cash and Cash Equivalents - Beginning of Year	-	-
Cash and Cash Equivalents - End of Year	$ 3,650	$ -

The accompanying notes are an integral part of these financial statements.

F-5

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

FP: **truCrowd**

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

White Fox Ventures, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 (Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

White Fox Ventures, Inc. (the "Company", "we", "us" or "our"), a Nevada corporation, has a fiscal year end of December 31.   White Fox Ventures, Inc., a Nevada Corporation was formed on June 02, 2006. The Company has changed name several times. The Company's name history as listed on the Nevada Secretary of State Website showed the company as Celtic Capital, Inc. until October 22, 2008 when the name changed to Entertainment Education Arts, Inc. On June 10, 2010, the Company changed its name again to DNA Precious Metals, Inc. On March 6, 2015, the   Company again changed its name to Breathe eCigs. Corp., until May 23, 2016 when it changed its name again to White Fox Ventures, Inc.

The Company is listed on the OTC Expert Markets under the trading symbol AWAW. The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2017 to 2022 which resulted in its Nevada charter being revoked. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act.

On June 6, 2022, Alpharidge Capital, LLC, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on July 22, 2022. The Company's Nevada charter was reinstated on August 30, 2022, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The custodian was not able to recover any of the Company's accounting records from previous management but was able to get the shareholder information hence the Company's outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for fiscal year ended 2022 and 2021.

On August 30, 2022, pursuant to a Securities Purchase Agreement (SPA) the Custodian designated and granted to Alpharidge LLC. (Alpharidge), 5 shares of the 2022 Series A preferred shares (convertible at 1 into 200,000,000 common shares, and the converted shares have 1/1 voting rights similar to all common stock) in exchange for $3,800 which the Company used to fund the reinstatement of the Company with the State of Nevada. Alpharidge also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On August 30, 2022, the Custodian appointed Frank I Igwealor, as the Company's Chairman, President, CEO, secretary, treasurer and director.

The purchaser of the 5 Series A preferred shares has control of the Company through super voting rights over all classes of stock and the 5 Series A preferred shares are convertible into 1,000,000,000 (5 Series A preferred shares multiplied by 200,000,000) shares of the Company's common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

The company is currently updating and readying its business plan for launch in the next two or three quarters.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. All intercompany transactions have been eliminated.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no operations. The Company intends to commence operations as set out below and raise the necessary funds to carry out the aforementioned strategies. The Company cannot be certain that it will be successful in these strategies even with the required funding.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include demand deposits, money market funds, and all highly liquid debt instructions with original maturities of three months or less.

Financial Instruments

FP: ∩ truCrowd

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
1,000 Units of SAFE at $10 per Unit			
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

The FASB issued ASC 820-10, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

- Level 1: Quoted prices in active markets for identical assets or liabilities
- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.
- Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentrations and Credit Risks

The Company's financial instruments that are exposed to concentrations and credit risk primarily consist of its cash, sales and accounts receivable. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Foreign Currency Translation

The accounts of the Company are accounted for in accordance with the Statement of Financial Accounting Statements No. 52 ("SFAS 52"), "Foreign Currency Translation". The financial statements of the Company are translated into US dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rate.

Monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of the Company are re-measured at year-end exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are re-measured at historical rates. Adjustments which result from the re-measurement of the assets and liabilities of the Company are included in net income.

Share-Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
	1,000 Units of SAFE at $10 per Unit		
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

payment transaction is determined at the earlier of performance commitment date or performance completion date.

As of December 31, 2022 and 2021, respectively, there was $0.00 of unrecognized expense related to non-vested stock-based compensation arrangements granted. There have been no options granted during the three months ended December 31, 2022 and 2021, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. Deferred tax assets or liabilities were offset by a 100% valuation allowance, therefore there has been no recognized benefit as of December 31, 2022 and 2021, respectively. Further it is unlikely with the change of control that the Company will have the ability to realize any future tax benefits that may exist.

Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Earnings Per Share

Net income (loss) per share is calculated in accordance with ASC 260, Earnings Per Share. The weighted-average number of common shares outstanding during each period is used to compute basic earnings or loss per share. Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding at December 31, 2022 and 2021. Due to net operating loss, there is no presentation of dilutive earnings per share, as it would be anti-dilutive.

Forgiveness of Indebtedness

The Company follows the guidance of AS 470.10 related to debt forgiveness and extinguishment. Debts of the Company are considered extinguished when the statute of limitations in the applicable jurisdiction expires or when terminated by judicial authority such as the granting of a declaratory judgment. Debts to related parties or shareholders are treated as capital transactions when forgiven or extinguished and credited to additional paid in capital. Debts to non-related parties are treated as other income when forgiven or extinguished.

Recent Accounting Pronouncements

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815), which changes both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results, in order to better align an entity's risk management activities and financial reporting for hedging relationships. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. FASB ASU No. 2017-12 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. We are still evaluating the impact that this guidance will have on our financial position or results of operations, and we have not yet determined whether we will early adopt FASB ASU No. 2017-12.

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This guidance changes how companies account for certain aspects of share-based payments to employees. Among other things, under the new guidance, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in-capital ("APIC"), but will instead record such items as income tax expense or benefit in the income statement, and APIC pools will be eliminated. Companies will apply this guidance prospectively. Another component of the new guidance allows companies to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards, whereby forfeitures can be estimated, as required today, or recognized when they occur. If elected, the change to recognize forfeitures when they occur needs to be adopted using a modified retrospective approach. All of the guidance will be effective for the Company in the fiscal year beginning January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. FASB ASU No. 2016-02 requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. While we are in the early stages of our implementation process for FASB ASU No. 2016-02, and have not yet determined its impact on our financial position or results of operations, these leases would potentially be required to be presented on the balance sheet in accordance with the requirements of FASB ASU No. 2016-02. FASB ASU No. 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. FASB ASU No. 2016-02 must be applied using a modified retrospective approach, which requires recognition and measurement of leases at the beginning of the earliest period presented, with certain practical expedients available.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The guidance requires an entity to measure inventory at the lower of cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation, rather than the lower of cost or market in the previous guidance. This amendment applies to inventory that is measured using first-in, first-out (FIFO). This amendment is effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those years. A reporting entity should apply the amendments prospectively with earlier application permitted as of the beginning of an

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$92,000**

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

interim or annual reporting period. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In June 16014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles when it becomes effective. In July 2015, the FASB deferred the effective date of the standard by an additional year; however, it provided companies the option to adopt one year earlier, commensurate with the original effective date. Accordingly, the standard will be effective for the Company in the fiscal year beginning January 1, 2018, with an option to adopt the standard for the fiscal year beginning January 1, 2017. The Company is currently evaluating this standard and has not yet selected a transition method or the effective date on which it plans to adopt the standard, nor has it determined the effect of the standard on its financial statements and related disclosures.

NOTE 4 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by accounting standards to allow recognition of such an asset.

NOTE 5 – NOTES PAYABLE – RELATED PARTIES

The following notes payable were from related parties:

NOTE 6 – NOTES PAYABLE

None

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company's operations are subject to significant risks and uncertainties including financial, operational and regulatory risks, including the potential risk of business failure.

The Company has entered into zero contracts during the year.

Legal and other matters

In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is aware of a garnishment order that was previously served to the Company's Stock Transfer Agents. The Company's attorneys are reviewing the garnishment order to ascertain its implication to the company's financial statements. Aside from the court order discussed above, The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company's financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

Management has evaluated subsequent events through the date of filing the consolidated financial statements with OTC Markets, the date the consolidated financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure, other than those noted below:

None.

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

Form 1120
Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2022 or tax year beginning _____, 2022, ending _____, 20 ___

Go to www.irs.gov/Form1120 for instructions and the latest information.

OMB No. 1545-0123

2022

A Check if:
1a Consolidated return (attach Form 851) ☐
b Life/nonlife consoli-dated return . . ☐
2 Personal holding co. (attach Sch. PH) . ☐
3 Personal service corp. (see instructions) . ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name
White Fox Ventures, Inc.
Number, street, and room or suite no. If a P.O. box, see instructions.
370 Amapola Ave, Suite 200A
City or town, state or province, country, and ZIP or foreign postal code
Torrance, CA, 90501

B Employer identification number
37-1640902

C Date incorporated
06/02/2006

D Total assets (see instructions)
$ 3,650

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

1a	Gross receipts or sales	1a	0
b	Returns and allowances	1b	0
c	Balance. Subtract line 1b from line 1a	1c	0
2	Cost of goods sold (attach Form 1125-A)	2	0
3	Gross profit. Subtract line 2 from line 1c	3	0
4	Dividends and inclusions (Schedule C, line 23)	4	0
5	Interest	5	0
6	Gross rents	6	0
7	Gross royalties	7	0
8	Capital gain net income (attach Schedule D (Form 1120))	8	0
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9	0
10	Other income (see instructions—attach statement)	10	0
11	**Total income.** Add lines 3 through 10	11	0

Deductions (See Instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E)	12	0
13	Salaries and wages (less employment credits)	13	0
14	Repairs and maintenance	14	0
15	Bad debts	15	0
16	Rents	16	0
17	Taxes and licenses	17	3,800
18	Interest (see instructions)	18	0
19	Charitable contributions	19	0
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20	0
21	Depletion	21	0
22	Advertising	22	0
23	Pension, profit-sharing, etc., plans	23	0
24	Employee benefit programs	24	0
25	Reserved for future use	25	
26	Other deductions (attach statement)	26	23,100
27	**Total deductions.** Add lines 12 through 26	27	26,900
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.	28	(26,900)
29a	Net operating loss deduction (see instructions)	29a	0
b	Special deductions (Schedule C, line 24)	29b	0
c	Add lines 29a and 29b	29c	0

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	30	(26,900)
31	Total tax (Schedule J, Part I, line 11)	31	0
32	Reserved for future use	32	
33	Total payments and credits (Schedule J, Part III, line 23)	33	0
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ☐	34	0
35	**Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed	35	0
36	**Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid	36	0
37	Enter amount from line 36 you want: **Credited to 2023 estimated tax** Refunded	37	0

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer: *Frank Igwealor*   Date: 11/21/2023   Title: President and CEO

May the IRS discuss this return with the preparer shown below? See instructions. ☑ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN

Firm's name
Firm's address

Firm's EIN
Phone no.

For Paperwork Reduction Act Notice, see separate instructions.   Cat. No. 11450Q   Form **1120** (2022)

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

Form 1120 (2022)   Page **2**

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations		See instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		See instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Reserved for future use			
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992)			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			

Form **1120** (2022)

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
1,000 Units of SAFE at $10 per Unit			
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

Form 1120 (2022)   Page **3**

Schedule J   **Tax Computation and Payment** (see instructions)

Part I—Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ☐	
2	Income tax. See instructions	2
3	Base erosion minimum tax amount (attach Form 8991)	3
4	Add lines 2 and 3	4
5a	Foreign tax credit (attach Form 1118)	5a
b	Credit from Form 8834 (see instructions)	5b
c	General business credit (attach Form 3800)	5c
d	Credit for prior year minimum tax (attach Form 8827)	5d
e	Bond credits from Form 8912	5e
6	**Total credits.** Add lines 5a through 5e	6
7	Subtract line 6 from line 4	7
8	Personal holding company tax (attach Schedule PH (Form 1120))	8
9a	Recapture of investment credit (attach Form 4255)	9a
b	Recapture of low-income housing credit (attach Form 8611)	9b
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	9c
d	Interest due under the look-back method—income forecast method (attach Form 8866)	9d
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e
f	Interest/tax due under section 453A(c) and/or section 453(l)	9f
g	Other (see instructions—attach statement)	9g
10	**Total.** Add lines 9a through 9g	10
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	11

Part II—Reserved For Future Use

12	Reserved for future use	12

Part III—Payments and Refundable Credits

13	2021 overpayment credited to 2022	13
14	2022 estimated tax payments	14
15	2022 refund applied for on Form 4466	15 ( )
16	Combine lines 13, 14, and 15	16
17	Tax deposited with Form 7004	17
18	Withholding (see instructions)	18
19	**Total payments.** Add lines 16, 17, and 18	19
20	Refundable credits from:	
a	Form 2439	20a
b	Form 4136	20b
c	Reserved for future use	20c
d	Other (attach statement—see instructions)	20d
21	**Total credits.** Add lines 20a through 20d	21
22	Reserved for future use	22
23	**Total payments and credits.** Add lines 19 and 21. Enter here and on page 1, line 33	23

Form **1120** (2022)

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

FP: truCrowd

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
1,000 Units of SAFE at $10 per Unit			
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

Form 1120 (2022)   Page **4**

Schedule K   **Other Information** (see instructions)

		Yes	No
1	Check accounting method: a ☐ Cash b ☑ Accrual c ☐ Other (specify) _____		
2	See the instructions and enter the:		
a	Business activity code no. 6141		
b	Business activity **Personal credit education**		
c	Product or service **Financial Literacy**		
3	Is the corporation a subsidiary in an affiliated group or a parent–subsidiary controlled group?		✓
	If "Yes," enter name and EIN of the parent corporation _____		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		✓
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G) .		✓
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851**, Affiliations Schedule? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		✓

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		✓

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316		✓
	If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. See the instructions for Form 5452.		
	If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? .		✓
	For rules of attribution, see section 318. If "Yes," enter:		
	(a) Percentage owned _____ and (b) Owner's country _____		
	(c) The corporation may have to file **Form 5472**, Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached _____		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . ☐		
	If checked, the corporation may have to file **Form 8281**, Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year $ _____		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) _____		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) ☐		
	If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) . . . . $ _____		

Form **1120** (2022)

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**10,000**	**$100,000**	**$92,000**

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

Form 1120 (2022) Page **5**

Schedule K **Other Information** *(continued from page 4)*

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?		✓
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year $		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		✓
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2022 that would require it to file Form(s) 1099?		✓
b	If "Yes," did or will the corporation file required Form(s) 1099?		✓
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		✓
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		✓
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		✓
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		✓
20	Is the corporation operating on a cooperative basis?		✓
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		✓
	If "Yes," enter the total amount of the disallowed deductions $		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))		✓
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		✓
24	Does the corporation satisfy one or more of the following? See instructions		✓
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $27 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		✓
	If "Yes," enter amount from Form 8996, line 15 $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		✓
	Percentage: By Vote By Value		

Form **1120** (2022)

FP: truCrowd

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

Form 1120 (2022) Page **6**

Schedule L **Balance Sheets per Books**

Assets		Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash		0		3,650
2a	Trade notes and accounts receivable	0		3,650	
b	Less allowance for bad debts	(0)	0	(0)	0
3	Inventories		0		0
4	U.S. government obligations		0		0
5	Tax-exempt securities (see instructions)		0		0
6	Other current assets (attach statement)		0		0
7	Loans to shareholders		0		0
8	Mortgage and real estate loans		0		0
9	Other investments (attach statement)		0		0
10a	Buildings and other depreciable assets	0		0	
b	Less accumulated depreciation	(0)	0	(0)	0
11a	Depletable assets	0		0	
b	Less accumulated depletion	(0)	0	(0)	0
12	Land (net of any amortization)		0		0
13a	Intangible assets (amortizable only)	0		0	
b	Less accumulated amortization	(0)	0	(0)	0
14	Other assets (attach statement)		0		0
15	Total assets		0		3,650
	Liabilities and Shareholders' Equity				
16	Accounts payable		0		0
17	Mortgages, notes, bonds payable in less than 1 year		0		0
18	Other current liabilities (attach statement)		0		0
19	Loans from shareholders		0		30,550
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)				
22	Capital stock: a Preferred stock				
	b Common stock	69,181		114,424	183,605
23	Additional paid-in capital		10,425,679		10,311,255
24	Retained earnings—Appropriated (attach statement)		0		
25	Retained earnings—Unappropriated		(10,494,860)		(10,521,760)
26	Adjustments to shareholders' equity (attach statement)		0		
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity		0		3,650

Schedule M-1 **Reconciliation of Income (Loss) per Books With Income per Return**

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books	(26,900)	7	Income recorded on books this year not included on this return (itemize): Tax-exempt interest $	
2	Federal income tax per books	0			
3	Excess of capital losses over capital gains	0			0
4	Income subject to tax not recorded on books this year (itemize):	0	8	Deductions on this return not charged against book income this year (itemize):	
5	Expenses recorded on books this year not deducted on this return (itemize):		a	Depreciation $ 0	
a	Depreciation $ 0		b	Charitable contributions $ 0	
b	Charitable contributions $ 0				
c	Travel and entertainment $ 0				0
			9	Add lines 7 and 8	0
6	Add lines 1 through 5	0	10	Income (page 1, line 28)—line 6 less line 9	(26,900)

Schedule M-2 **Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)**

1	Balance at beginning of year	(10,494,860)	5	Distributions: a Cash	0
2	Net income (loss) per books	(26,900)		b Stock	0
3	Other increases (itemize): 0			c Property	0
			6	Other decreases (itemize):	0
		0	7	Add lines 5 and 6	0
4	Add lines 1, 2, and 3	(10,521,760)	8	Balance at end of year (line 4 less line 7)	(10,521,760)

Form **1120** (2022)

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

A principal executive officer certifying financial statements as described above must provide the following certification**:

CERTIFICATION

I, Frank I Igwealor, certify that:

(1) the financial statements of White Fox Ventures, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of White Fox Ventures, Inc. included in this Form reflects accurately the information reported on the tax return for White Fox Ventures, Inc. filed for the fiscal year ended December 31, 2022.

Frank Igwealor
President and CEO

8/28/2023
Date

FP: truCrowd

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
	1,000 Units of SAFE at $10 per Unit		
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
        (C)   engaging in savings association or credit union activities? ☐ Yes ☑ No
    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
     ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
    (iii)   bars such person from being associated with any entity or from participating in
        the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
    (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
 ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

OFFERING STATEMENT

1,000 Units of SAFE at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

Amending offering to $5M maximum.

On November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website at:
www.whitefoxventure.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee,
        77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
        10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: **truCrowd**

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

Exhibit A: Frank I. Igwealor - Other positions held

"In April of 2021, Alpharidge Capital Inc. a company majority owned by Frank Igwealor, launched its Entrepreneurship Development Initiative which entails:

(1) Portfolio – acquiring OTC trading companies with stop signs and cleaning them up to become Pink Current, then developing their businesses or merging them with emerging businesses controlled by Alpharidge-trained entrepreneurs; and (2) Custodianship – use the custodianship process in Nevada and Delaware to acquire custodianship of abandoned OTC-trading companies, clean them up to become Pink Current, then merging them with emerging businesses controlled by Alpharidge-trained entrepreneurs.

On April 22, 2021, Alpharidge retained a Nevada based Attorney to petition for custodianship of Mondial Ventures, Inc. Alpharidge later lost the attempt and expensed all related costs as Professional fees – legal.

On May 5, 2021, Alpharidge purchased in private transactions, controlling interest in Labwire, Inc., (LBWR) and Waypoint Biomedical, Inc., both of which bought Pink Current. As at the date of this report, Alpharidge' Entrepreneurship Development Initiative Portfolio has also purchased Nano Mobile Healthcare, Inc.

The Custodianship has petitioned for:

ABWN	Airborne Wireless Network		HMLA	Homeland Resources Ltd.		PRDL	Profitable Developments, Inc.
ADCV	AD Capital U.S., Inc.		ICNM	Icon Media Holdings, Inc.		SRBT	Shanrong Biotechnology Corp.
AFFN	Affinity Networks, Inc.		ICOA	Icoa, Inc.		SRCX	Stonebridge Resources Explorations Ltd.
AOBI	American Oriental Bioengineering, Inc.		ILIM	IL2M International Corp.		SVLT	Sunvault Energy, Inc.
APWL	Advanced Powerline Technologies, Inc.		ILST	International Star, Inc.		TGMR	Troy Gold & Mineral Corp.
CAMG	CAM Group, Inc.		ITRX	inTerra Resources Corp.		TMXN	Trimax Corp.
CCWF	Church & Crawford, Inc.		JPEX	JPX Global, Inc.		TONR	Tonner-One World Holdings, Inc
CDBT	China Dasheng Biotechnology Co.		MNDP	Mundus Group, Inc.		USBC	US BioTec, Inc.
CGUD	Com-Guard.com, Inc.		MTEI	Mountain Energy, Inc.		USWF	U.S. Wind Farming, Inc.
CIVX	CTR Investments & Consulting, Inc.		NHLG	National Healthcare Logistics, Inc.		UTDE	United E & P, Inc.
DVFI	Diversified Oil & Gas Holdings, Ltd.		NOUV	Nouveau Life Pharmaceuticals, Inc.		WRMA	Wiremedia, Inc.
ECMH	Encompass Holdings, Inc.		NRCD	Nashville Records, Inc.		WWRL	World Wireless Communications Inc.
ERGO	Entia Biosciences Inc.		NTGL	NanoTech Gaming, Inc.		FCGD	First Colombia Gold Corp.
FPMI	FluoroPharma Medical, Inc.		NWTT	NW Tech Capital, Inc.		MNVN	Mondial Ventures, Inc.
HERF	Red Oak Hereford Farms Inc.		OCLG	Oncologix Tech, Inc.			

FP: truCrowd

OFFERING STATEMENT

White Fox Ventures, Inc.
370 Amapola Ave., Ste 200A
Torrance, CA 90501
(424) 358-1046

1,000 Units of SAFE at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	10,000	$100,000	$92,000

GLEC	Global Ecology Corp.	GLFN	McHenry Metals Golf Corp.	NFSE	nFinanSe, Inc.
ZONX	Zonzia Media, Inc.	CYGT	Cygnus eTransactions Group, Inc.	VIZG	VisionGlobal Corp.

altogether 44 petitions filed within 8 weeks.

Of the 44, Alpharidge lost, walked-away, or withdrew from 9 petitions. Costs related to the successful petitions were capitalized on the Company's balance sheet as "Entrepreneurship Development" and those related to failed petitions were expensed in the period incurred as "Professional Fees - legal." Alpharidge Capital LLC anticipates its Entrepreneurship Development to be an ongoing business. It expects to generate income and expense costs related to this line of business.

In 2022, Mr. Igwealor also filed 6 additional custodianship petition covering GLEC, ZONX, GLFN, NFSE, CYGT and VIZG.